FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

October, 2010

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, October 27th, 2010

Mr. Fernando Coloma Correa

Securities and Insurance Superintendent

Av. Bernardo O’Higgins 1449

Santiago

REF: MATERIAL INFORMATION

Dear Sir,

Duly authorized for the purpose by the Board of Directors of the Company, I hereby inform you of the following material information, in accordance with articles 9 and 10.2 of Law 18,045 and General Ruel No.30 of the Superintendency:

The Board of the Company, at its ordinary meeting held today, agreed to amend in advance the dividend policy for the year 2010, which was explained at the last ordinary shareholders meeting held on April 22, 2010. The amendment changes the date of payment of the interim dividend agreed to be distributed in accordance with the current dividend policy, from December 2010 to January 2011.

At the same meeting, the Board agreed to distribute, in accordance with the dividend policy, an interim dividend of Ch$6.42895 per share, as a charge to the net earnings for the year 2010 and which corresponds to 15% of the net earnings as of September 30, 2010. This interim dividend will be paid to shareholders with effect from January 26, 2011.

Yours sincerely,

Kind regards,

Joaquín Galindo Vélez Chief Executive Officer Endesa Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: October 28, 2010